# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TWFG, Inc., CIK 0002007596
CUSIP: 87318A101
Title of class of securities: Class A Common Stock, par value $0.01 par value per share
Address of issuer's principal executive offices: 10055 Grogans Mill Road, Suite 500, The Woodlands, Texas (TX), 77380
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001011438-24-000583
Filed by CIK 0002028282

## Reporting persons
- Richard F. Bunch III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 34,264,433; shared voting power 11,700; sole dispositive power 34,264,433; shared dispositive power 11,700; aggregate amount beneficially owned 34,276,133 (0.7% of the class)
- Michelle Caroline Bunch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 276,751; shared voting power 11,700; sole dispositive power 276,751; shared dispositive power 11,700; aggregate amount beneficially owned 288,451 (0% of the class)
- Bunch Family Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 33,706,604; shared voting power 0; sole dispositive power 33,706,604; shared dispositive power 0; aggregate amount beneficially owned 33,706,604 (0.7% of the class)

## Item 1. Issuer
Name of issuer: TWFG, Inc.
Address of issuer's principal executive offices: 10055 Grogans Mill Road, Suite 500, The Woodlands, Texas, 77380

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

Richard F. Bunch III
Michelle Caroline Bunch
Bunch Family Holdings, LLC

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o TWFG, Inc., 10055 Grogans Mill Road, Suite 500, The Woodlands, TX 77380.
Citizenship: Richard F. Bunch is a citizen of the United States. Michelle Caroline Bunch is a citizen of the United States. Bunch Family Holdings, LLC is a Texas limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

As of June 30, 2026:

Bunch Family Holdings, LLC directly holds 342,362 shares of Class A Common Stock and 33,364,242 shares of Class C Common Stock, which is exchangeable for Class A Common Stock on a one-for-one basis at the election of Bunch Family Holdings, LLC. Bunch Family Holdings, LLC is the sole beneficial owner of the 33,706,604 shares of Class A Common Stock.

Richard F. Bunch III directly holds 293,045 shares of Class A Common Stock and may be deemed to indirectly beneficially own 11,700 shares of Class A Common Stock held by his sons, the beneficial ownership of which have been expressly disclaimed. As the trustee of RFB Spousal Lifetime Trust U/T/A 8/25/2025, Mr. Bunch may be deemed to be the sole beneficial owner of the 264,784 shares of Class C Common Stock which is exchangeable for Class A Common Stock on a one-for-one basis at the election of RFB Spousal Lifetime Trust U/T/A 8/25/2025. As the managing member of Bunch Family Holdings, LLC, Mr. Bunch may be deemed the sole beneficial owner of the shares that it beneficially owns. Collectively, Mr. Bunch may be deemed to have sole beneficial ownership of 34,264,433 shares of Class A Common Stock and to have shared beneficial ownership of 11,700 shares of Class A Common Stock, for a total of 34,276,133 shares of Class A Common Stock.

Michelle Caroline Bunch directly holds 11,967 shares of Class A Common Stock and may be deemed to indirectly beneficially own 11,700 shares of Class A Common Stock held by her sons, the beneficial ownership of which have been expressly disclaimed. As the trustee of MCB Spousal Lifetime Trust U/T/A 6/19/2025, Ms. Bunch may be deemed to be the sole beneficial owner of the 264,784 shares of Class C Common Stock which is exchangeable for Class A Common Stock on a one-for-one basis at the election of MCB Spousal Lifetime Trust U/T/A 6/19/2025. Collectively, Ms. Bunch may be deemed to have sole beneficial ownership of 276,751 shares of Class A Common Stock and to have shared beneficial ownership of 11,700 shares of Class A Common Stock, for a total of 288,451 shares of Class A Common Stock.

If the Reporting Persons were deemed to be a "group," such group would be deemed to beneficially own 34,552,884 shares of Class A Common Stock.
Percent of class:
As of June 30, 2026:

Based on 12,797,112 shares of Class A Common Stock of the Issuer outstanding as of June 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, plus shares that may be acquired by the Reporting Persons within 60 days,

Bunch Family Holdings, LLC is the beneficial owner of 73.0% of the Class A Common Stock;
Mr. Bunch may be deemed to beneficially own 73.8% of the Class A Common Stock;
Ms. Bunch may be deemed to beneficially own 2.2% of the Class A Common Stock; and
The group that may be deemed to be formed by the Reporting Persons may be deemed to beneficially own 74.0% of the Class A Common Stock.
Sole power to vote or to direct the vote:
As of June 30, 2026:
Bunch Family Holdings, LLC had sole power to vote or direct the vote of 33,706,604 shares of Class A Common Stock;
Richard F. Bunch III had sole power to vote or direct the vote of 34,264,433 shares of Class A Common Stock;
Michelle Caroline Bunch had sole power to vote or direct the vote of 276,751 shares of Class A Common Stock;
Shared power to vote or to direct the vote:
As of June 30, 2026:
Bunch Family Holdings, LLC had shared power to vote or direct the vote of 0 shares of Class A Common Stock;
Richard F. Bunch III had shared power to vote or direct the vote of 11,700 shares of Class A Common Stock;
Michelle Caroline Bunch had shared power to vote or direct the vote of 11,700 shares of Class A Common Stock;
Sole power to dispose or to direct the disposition:
As of June 30, 2026:
Bunch Family Holdings, LLC had sole power to dispose or to direct the disposition of 33,706,604 shares of Class A Common Stock;
Richard F. Bunch III had sole power to dispose or to direct the disposition of 34,264,433 shares of Class A Common Stock;
Michelle Caroline Bunch had sole power to dispose or to direct the disposition of 276,751 shares of Class A Common Stock;
Shared power to dispose or to direct the disposition:
As of June 30, 2026:
Bunch Family Holdings, LLC had shared power to dispose or to direct the disposition of 0 shares of Class A Common Stock;
Richard F. Bunch III had shared power to dispose or to direct the disposition of 11,700 shares of Class A Common Stock;
Michelle Caroline Bunch had shared power to dispose or to direct the disposition of 11,700 shares of Class A Common Stock;

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities beneficially owned by Bunch Family Holdings, LLC are beneficially owned by Richard F. Bunch III.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Richard F. Bunch III: /s/ Richard F. Bunch III, Richard F. Bunch III / Self (08/14/2026)
- Michelle Caroline Bunch: /s/ Michelle Caroline Bunch, Michelle Caroline Bunch / Self (08/14/2026)
- Bunch Family Holdings, LLC: /s/ Richard F. Bunch III, Richard F. Bunch III / Managing Member (08/14/2026)